Exhibit 99.3

Collins Barrow Calgary LLP 1400 First Alberta Place 777 – 8th Avenue S.W. Calgary, Alberta, Canada T2P 3R5

T. (403) 298-1500 F. (403) 298-5814 e-mail: calgary@collinsbarrow.com

ACCOUNTANTS’ CONSENT

The Trustee
Provident Energy Trust

We consent to the inclusion in the Annual Report on Form 40-F of Provident Energy Trust of our report dated February 22, 2002 relating to the consolidated balance sheets of Richland Petroleum Corporation as at December 31, 2001 and 2000, and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001.

“Original signed by” Collins Barrow Calgary LLP CHARTERED ACCOUNTANTS

Calgary, Alberta
May 20, 2003